 Filed pursuant to Rule 424(b)(3)

Registration Number 333-198502

Prospectus Supplement No. 5 (To prospectus dated September 11, 2014)

5,768,470 Shares of Common Stock

Sysorex Global Holdings Corp.

This Prospectus Supplement No. 5 (the “Prospectus Supplement”) supplements our Prospectus dated September 11, 2014, as supplemented by Prospectus Supplement Nos. 1, 2, 3, and 4 dated October 9, 2014, November 3, 2014, November 18, 2014, and February 5, 2015, respectively (collectively, the “Prospectus”), relating to the offer and sale of up to 5,768,470 shares of common stock, par value $0.001, of Sysorex Global Holdings Corp., a Nevada corporation (the “Company,” “Sysorex,” “us,” “our,” or “we”) by the selling stockholders identified on page 40 of the Prospectus. We are not selling any securities under this Prospectus Supplement and the Prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

The selling stockholders may sell the shares of common stock described in the Prospectus in a number of different ways and at varying prices.  See “Plan of Distribution” in the Prospectus for more information about how the selling stockholders may sell the shares of common stock being registered pursuant to this Prospectus Supplement and Prospectus.

We will pay the expenses incurred in registering the shares, including legal and accounting fees. See “Plan of Distribution” in the Prospectus.

We are an “emerging growth company” under the Federal Securities laws and are subject to reduced public company reporting requirements as set forth on page 5 of Prospectus.  Our common stock is currently quoted on the Nasdaq Capital Market under the symbol “SYRX”.  On March 10, 2015, the last reported sale price of our common stock on the Nasdaq Capital Market was $1.34.

Recent Developments

This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2015 (the “Current Report”). Accordingly, we have attached the Current Report to this Prospectus Supplement. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus.

In reviewing this Prospectus Supplement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 9 of the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus Supplement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this Prospectus Supplement is March 11, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  March 5, 2015 (March 5, 2015)

SYSOREX GLOBAL HOLDINGS CORP.

 (Exact name of registrant as specified in its charter)

Nevada	001-36404	88-0434915
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2479 E. Bayshore Road, Suite 195 Palo Alto, CA	94303
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (408) 702-2167

No change

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 2.02	Results of Operations and Financial Condition.

On March 5, 2015, Sysorex Global Holdings Corp. (“Sysorex”) issued a press release regarding its financial results for the fourth quarter and year ended December 31, 2014. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference herein. Sysorex also announced that a conference call to discuss these results is scheduled for 4:30 p.m. Eastern time on March 5, 2015. The conference call can be accessed live over the telephone by dialing 1-866-652-5200. International callers should call +1-412-317-6060. All callers should ask for the Sysorex Global Holdings Corp. conference call. The conference call will also be available through a live webcast at www.sysorex.com.

A replay of the call will be available approximately one hour after the end of the call through April 6, 2015. The replay can be accessed via Sysorex’s website or by dialing 1-877-344-7529 (U.S.) or +1-412-317-0088 (international). The replay conference playback code is 10061604.

The information in this Item 2.02, including the exhibit attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Sysorex is making reference to non-GAAP financial information in both the press release and the conference call. A reconciliation of these non-GAAP financial measures to the comparable GAAP financial measures is contained in the attached press release.

Item 7.01	Regulation FD Disclosure.

The information described in Item 2.02 is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

Exhibit 99.1	Press release dated March 5, 2015.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SYSOREX GLOBAL HOLDINGS CORP.

Dated: March 5, 2015	By:	/s/ Wendy Loundermon
Name: Wendy Loundermon
Title: Chief Financial Officer

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Exhibit 99.1

Sysorex Reports Fourth Quarter and 2014 Financial Results

Conference Call to be Held Today at 4:30 pm Eastern Time

Palo Alto, CA -- Sysorex (NASDAQ: SYRX), a global leader in big data analytics and location-based mobile solutions, today reported financial results for the fourth quarter and year ended December 31, 2014.

2014 Fourth Quarter Financial Highlights:

●	2014 revenue of $15 million
●	2014 gross margin of 29%
●	2014 GAAP net loss of $0.09 per share
●	Proforma Non-GAAP net loss[1] of $0.05 per share
●	2014 Non-GAAP Adjusted EBITDA[1] loss of $0.9 million

2014 Fiscal Year End Financial Highlights:

●	2014 revenue of $63 million
●	2014 gross margin of 30%
●	2014 GAAP net loss of $0.42 per share
●	Proforma Non-GAAP net loss[1] of $0.14 per share
●	2014 Non-GAAP Adjusted EBITDA[1] loss of $1.9 million

Nadir Ali, CEO of Sysorex stated: "I am proud of all that our team achieved in 2014. We have successfully executed on our transformation from a lower margin systems integrator to a higher margin technology company delivering data analytics. Blending real world data and digital data using our proprietary location-based technologies coupled with our analytics products and services, we believe Sysorex is positioned to be a leader in big data, security, and the Internet of Things.”

2014 Fiscal Year End Financial Results

Revenue: Total revenue for the year ended December 31, 2014 was $63 million, an increase of approximately 25% over 2013 total revenue of $51 million. The increase is primarily due to the acquisitions we have completed and excludes approximately $1 million in sales from our IT commercial operating segment that was not recognized in the fourth quarter as a result of a shipment that was delayed until the first week of 2015. Total 2014 revenue included $52 million of IT commercial revenue, $5 million of IT government revenue, $4 million of eSolutions revenue, and $2 million of Location-based Technology revenue.

Gross Profit: Total gross profit for the year ended December 31, 2014 was $18.7 million, compared to $12.2 million in 2013. Gross margin for 2014 was approximately 30% compared to approximately 24% for 2013. The increase in gross margin is a result of our sales shifting to higher margin products from recent acquisitions and an increase in revenue from our data analytics and managed services in the IT commercial operating segment.

Net Loss: GAAP net loss attributable to the stockholders for 2014 was $7.5 million, compared to a net loss of $4.3 million for 2013. GAAP net loss per share for 2014 was $0.42, compared to a net loss per share of $0.35 for 2013. The increase in net loss was primarily attributable to the AirPatrol acquisition, amortization of intangibles, stock-based compensation and other expenses related to being a public company.

Non-GAAP net loss1: 2014 pro-forma non-GAAP net loss was $2.6 million, compared to a non-GAAP net income of $132,000 for 2013. 2014 pro-forma non-GAAP net loss per share was $0.14, compared to a non-GAAP net income per share of $0.01 for 2013. Non-GAAP net loss or income per share is defined as net loss or income per basic and diluted share adjusted for non-cash items including stock based compensation, amortization of intangibles and one time charges including gain on the settlement of obligations, acquisition costs and the costs associated with the public offering.

Non-GAAP adjusted EBITDA1: Total non-GAAP adjusted EBITDA was a loss of $1.9 million compared to income of $569,000 for 2013. Non-GAAP adjusted EBITDA is defined as net income (loss) before interest, provision for (benefit from) income taxes, and depreciation and amortization plus adjustments for other income or expense items, non-recurring items and non-cash stock-based compensation.

1 A reconciliation of GAAP to non-GAAP financial measures is provided in the financial statement tables included in this press release. An explanation of these measures is also included under the heading “Non-GAAP Financial Measures.”

2014 Business Highlights

●	Sysorex announces strategic partnership with Geneseo’s subsidiary ColoHub; Geneseo Completes $2M Strategic Investment in Sysorex.
●	Sysorex raises net proceeds of $17.7 million in a closing of its initial public offering and uplists to the Nasdaq Capital Market.

●	Sysorex completes acquisition of AirPatrol Corporation.
●	Lilien Systems named to CIO Review’s 100 most promising big data companies for 2014.
●	AirPatrol joins Good Technology’s Partner Eco-system.
●	AirPatrol announces support for Airwatch Enterprise Mobility Management Platform.
●	AirPatrol received two patents for mobile location and security.
●	Lilien Systems joins FireEye Fuel Partner Program.
●	Sysorex named one of the largest Big Data firms in Seattle area and announces $1.3 million in new Pacific Northwest projects.
●	Sysorex’s next generation analytics solution wins customers in biopharmaceuticals, fraud prevention and online gaming.

All results summarized in this press release (including the financial statement tables) should be considered preliminary, are qualified in their entirety by the financial statement tables included in this press release and are subject to change. Please refer to Sysorex’s Annual Report on Form 10-K for the year ended December 31, 2014, which will be filed with the Securities and Exchange Commission on or about March 26, 2015.

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Conference Call Information

Management will host a conference call today, Thursday, March 5, 2015, at 4:30pm Eastern Time to review financial results and corporate highlights. Following management's formal remarks, there will be a question and answer session.

To listen to the conference call, interested parties within the U.S. should call 1-866-652-5200. International callers should call +1-412-317-6060. All callers should ask for the Sysorex conference call. The conference call will also be available through a live webcast at www.sysorex.com.

A replay of the call will be available approximately one hour after the end of the call through April 6, 2015. The replay can be accessed via Sysorex’s website or by dialing 1-877-344-7529 (U.S.) or +1-412-317-0088 (international). The replay conference playback code is 10061604.

Forward-Looking Statements

All statements in this release that are not based on historical fact are “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. While management has based any forward looking statements included in this release on its current expectations, the information on which such expectations were based may change. These forward looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties and other factors, many of which are outside of our control, which could cause actual results to materially differ from such statements. Such risks, uncertainties, and other factors include, but are not limited to, the fluctuation of global economic conditions, the performance of management and our employees, our ability to obtain financing, competition, general economic conditions and other factors that are to be detailed in our periodic and current reports available for review at www.sec.gov. Furthermore, we operate in a highly competitive and rapidly changing environment where new and unanticipated risks may arise. Accordingly, investors should not place any reliance on forward-looking statements as a prediction of actual results. We disclaim any intention to, and undertake no obligation to, update or revise forward-looking statements.

Non-GAAP Financial Measures

Management believes that certain financial measures not in accordance with generally accepted accounting principles ("GAAP") are useful measures of operations. EBIDTA, Adjusted EBITDA and pro forma net loss per share are non-GAAP measures. Sysorex defines “EBITDA” as net income (loss) before interest, provision for (benefit from) income taxes, and depreciation and amortization. Management uses Adjusted EBITDA as the matrix in which it manages the business and Sysorex defines “Adjusted EBITDA” as EBITDA plus adjustments for other income or expense items, non-recurring items and non-cash stock-based compensation. Sysorex defines “pro forma net loss per share” as GAAP net loss per share adjusted for stock-based compensation, amortization of intangibles and one time non-recurring charges such as acquisition and offering costs.

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Management provides Adjusted EBITDA and pro forma net loss per share measures so that investors will have the same financial information that management uses, which may assist investors in assessing Sysorex’s performance on a period-over-period basis. Adjusted EBITDA or pro forma net loss per share is not a measure of financial performance under GAAP, and should not be considered an alternative to net income (loss) or any other measure of performance under GAAP, or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. Adjusted EBITDA and pro forma net loss per share have limitations as analytical tools and should not be considered either in isolation or as a substitute for analysis of Sysorex’s results as reported under GAAP.

About Sysorex

Through focused, custom technology solutions, Sysorex (NASDAQ:SYRX) provides cyber security, data analytics, cloud solutions, Mobile/BYOD solutions and strategic outsourcing to government and commercial clients in major industries around the world. From identifying security risks to helping clients realize value from their big data strategies, Sysorex has the experience, technology, partners, and agility to be your trusted IT partner. Visit www.sysorex.com, follow @Sysorex and Like us on Facebook.

Sysorex Investor Relations Contact:

Scott Arnold

Managing Director

CorProminence LLC

377 Oak Street

Concourse 2

Garden City, NY 11530

+1-516-222-2560

www.corprominence.com

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SYSOREX

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,	December 31,
	2014 (Unaudited)	2013 (Audited)
ASSETS
Current assets:
Cash and cash equivalents	$3,228	$2,104
Marketable securities	-	125
Accounts receivable, net	8,225	9,581
Notes receivable, related party	90	-
Notes and other receivables	1,294	1,377
Inventory	610	75
Prepaid licenses and maintenance contracts	7,151	6,120
Other current assets	1,463	453
Total current assets	22,061	19,835
Prepaid licenses and maintenance contracts	6,200	4,268
Property and equipment, net	1,308	291
Software development costs, net	278	57
Intangible assets, net	17,676	7,328
Goodwill	13,166	5,708
Other assets	1,371	1,386
Total assets	$62,060	$38,874
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,468	$8,435
Accrued liabilities	3,299	3,842
Deferred revenue	8,689	7,402
Short-term debt	5,418	7,761
Total current liabilities	24,874	27,440
Deferred revenue	7,181	4,845
Long-term debt	100	292
Other liabilities	684	-
Total liabilities	32,839	32,577
Commitments and contingencies	-	-
Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.001 par value; 50,000,000 shares authorized; 19,707,262 and 14,094,532 issued and outstanding	20	14
Additional paid-in capital	52,122	21,532
Due from Sysorex Consulting Inc.	(666)	(666)
Accumulated other comprehensive income (loss)	(18)	3
Accumulated deficit	(20,641)	(13,106)
Stockholders’ equity	30,817	7,777
Non-controlling interest	(1,596)	(1,480)
Total stockholders’ equity attributable to common stockholders	29,221	6,297
Total liabilities and stockholders’ equity	$62,060	$38,874

5

 SYSOREX

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2014 (Unaudited)	2013 (Unaudited)	2014 (Unaudited)	2013 (Audited)
Net revenues	$15,201	$16,480	$62,949	$50,572
Cost of net revenues	10,767	12,463	44,209	38,317
Gross profit	4,434	4,017	18,740	12,255
Operating expenses:
Compensation and related benefits	4,434	3,101	15,706	8,859
Professional fees and consulting expenses	595	636	2,553	1,700
Occupancy	376	150	1,066	417
Acquisition transaction/financing costs	(179)	244	1,016	1,813
Costs associated with public offering	-	269	45	543
Amortization of intangibles	893	329	2,913	822
Other administrative	497	799	3,147	2,017
Total operating expenses	6,616	5,528	26,446	16,171
Loss from operations	(2,182)	(1,511)	(7,706)	(3,916)
Other income (expense):
Interest expense	(80)	(136)	(387)	(315)
Gain on settlement of obligation	394	-	394	155
Change in fair value of derivative liability	-	-	-	(489)
Other	15	18	47	30
Total other income (expense)	329	(118)	54	(619)
Loss before income taxes	(1,853)	(1,629)	(7,652)	(4,535)
Provision for income taxes	35	-	-	-
Net loss	(1,818)	(1,629)	(7,652)	(4,535)
Net loss attributable to non-controlling interest	(12)	(168)	(116)	(272)
Net loss attributable to common stockholders	$(1,806)	$(1,461)	$(7,536)	$(4,263)
Comprehensive loss:
Unrealized holding loss in marketable securities including reclassification adjustment of realized gains included in net income	-	-	(3)	3
Unrealized foreign exchange loss from cumulative translation adjustments	(7)	-	(18)	-
Comprehensive loss	$(1,813)	$(1,461)	$(7,557)	$(4,260)

Net loss per basic and diluted common share	$(0.09)	$(0.10)	$(0.42)	$(0.35)
Weighted average common shares outstanding:
Basic and Diluted	19,649,288	14,085,208	18,111,210	12,287,778

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 SYSOREX

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share data)

	Twelve Months Ended
	December 31,
	2014 (Unaudited)	2013 (Audited)
Cash flows from operating activities:
Net loss	$(7,651)	$(4,535)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	293	122
Amortization of intangible assets	2,913	822
Acquisition shares adjustment	(12)	-
Stock based compensation	1,723	1,202
Other	(4)	(3)
Amortization of debt discount	-	17
Change in the fair value of derivative liability	-	489
Gain on settlement of obligations	(394)	(155)
Provision for doubtful accounts	(14)	414
Amortization of deferred financing costs	91	30
Changes in operating assets and liabilities:
Accounts receivable	1,391	(4,597)
Other receivables	(394)	-
Inventory	(269)	(20)
Other current assets	(922)	(83)
Prepaid licenses and maintenance contracts	(2,963)	(1,241)
Deposits	-	370
Other assets	245	266
Accounts payable	(1,204)	2,376
Accrued Liabilities	(1,498)	939
Deferred revenue	3,623	859
Other liabilities	510	-
Total Adjustments	3,115	1,807
Net Cash Used in Operating Activities	(4,536)	(2,728)
Cash Flows From (Used in) Investing Activities:
Purchase of property and equipment	(1,053)	(79)
Proceeds from the sale of marketable securities	125	486
Investment in capitalized software	(235)	(57)
Cash paid for Lilien	-	(3,000)
Cash acquired in Lilien acquisition	-	1,112
Cash acquired in Shoom acquisition	-	3,669
Loan to non-related company	-	(1,000)
Cash paid for AirPatrol	(9,514)	-
Cash acquired in AirPatrol acquisition	71	-
Repayment of loans to other parties	1,000	-
Release of restricted cash	70	-
Net Cash Flows From (Used in) Investing Activities:	(9,536)	1.131
Cash Flows from Financing Activities
Advances from bank facility	-	5,698
Proceeds from term loan	-	750
Repayment of line of credit	(1,799)	-
Repayment of term loan	(375)	-
Net proceeds from issuance of common stock	2,080	-
Net proceeds from capital raise	16,615	-
Net proceeds from conversion of employee options	13	-
Repayment of advances to related parties	-	(184)
Repayment of notes payable	(300)	(2,168)
Repayment of factor	-	(46)
Advance from Duroob Technology	-	567
Deferred financing fees	-	(7)
Cash deposited in escrow – restricted cash	-	(500)
Advance to related party	(90)	-
Advances to third parties	(950)	-
Repayment of advance from Duroob Technology	(160)	(312)
Repayment of notes receivable from third parties	180	-
Repayment of convertible notes	-	(105)
Net Cash Provided by Financing Activities	15,214	3,693
Effect of Foreign Exchange Rate on Changes on Cash	(18)	-
Net increase in Cash and Cash Equivalents	1,124	2,096
Cash and Cash Equivalents - Beginning of period	2,104	8
Cash and Cash Equivalents - End of period	$3,228	$2,104

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Reconciliation of Non-GAAP Financial Measures:

(thousands, except per share data)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Net income (loss) attributable to common stockholders	$(1,806)	$(1,461)	$(7,536)	$(4,263)
Adjustments:
Non-recurring one-time charges:
Acquisition transaction/financing costs	(179)	230	676	1,495
Stock-based compensation – acquisition costs	-	14	340	318
Costs associated with public offering	-	269	45	543
Gain on fair value of adjustment of earn-out liability	-	-	-	-
Gain on settlement of obligations	(394)	-	(394)	(155)
Change in the fair value of derivative liability	-	-	-	489
Stock-based compensation – compensation and related benefits	444	469	1,382	883
Amortization of intangibles	893	329	2,913	822
Proforma non-GAAP net loss	$(1,042)	$(150)	$(2,574)	$132
Proforma non-GAAP net loss per basic and diluted common share	$(0.05)	$(0.01)	$(0.14)	$(0.01)
Weighted average basic and diluted common shares outstanding	19,649,288	14,085,208	18,111,210	12,287,778

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Net income (loss) attributable to common stockholders	$(1,806)	$(1,461)	$(7,536)	$(4,263)
Adjustments:
Non-recurring one-time charges:
Acquisition transaction/financing costs	(179)	230	676	1,495
Stock-based compensation – acquisition costs	-	14	340	318
Costs associated with public offering	-	269	45	543
Gain on fair value of adjustment of earn-out liability	-	-	-	-
Gain on settlement of obligations	(394)	-	(394)	(155)
Change in the fair value of derivative liability	-	-	-	489
Stock-based compensation – compensation and related benefits	444	469	1,382	883
Interest expense	80	136	387	315
Taxes	(35)	-	-	-
Depreciation and amortization	989	371	3,205	944
Adjusted EBITDA	$(901)	$28	(1,895)	$569

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